1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X       Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated June 30, 2004	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 2, 2004	By:	/s/ Zhou Deqiang
	Name:	Zhou Deqiang
	Title:	Chairman and CEO

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EXHIBIT 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute an offer of any securities for sale.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00728)

ANNOUNCEMENT

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the Acquisition has been completed on 30 June 2004 in accordance with the terms of the Acquisition Agreement dated 13 April 2004 between the Company and China Telecommunications Corporation.

Introduction

Reference is made to the shareholders’ circular dated 13 April 2004 (the “Circular”) and the announcement dated 10 June 2004 issued by the Company. Unless otherwise defined, capitalised terms used herein shall have the same meanings as defined in the Circular.

Completion of the Acquisition

The Board is pleased to announce that the Acquisition has been completed on 30 June 2004 in accordance with the terms of the Acquisition Agreement dated 13 April 2004 between the Company and China Telecommunications Corporation.

Our Board of Directors

As of the date of this announcement, our Board consists of Mr. Zhou Deqiang as the chairman and chief executive officer, Mr. Chang Xiaobing as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and company secretary, Mr. Wei Leiping as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

By Order of the Board

China Telecom Corporation Limited

Li Ping

Company Secretary

Beijing, 30 June 2004

Please also refer to the published version of this announcement in the (South China Morning Post)